UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022 (No. 2)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

EXPLANATORY NOTE

On April 22, 2022, Quoin Pharmaceuticals Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, the Company did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. In accordance with Nasdaq Rule 5810(c)(2)(A), the Company has 45 calendar days, or until June 6, 2022, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company's listing on the Nasdaq Capital Market. The Company is working on a plan to regain compliance, and it is currently in discussions with Altium Growth Fund, LP (“Altium”) regarding the additional funding that the Company expects to receive through the mandatory exercise provision of the Series C Warrant issued to Altium as of March 2022 which would result in gross proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant are not met, the Company has a commitment from Altium to provide funding equal to $9.5 million expected upon exercise of the Series C Warrant, at prevailing market rates. Although there is no assurance, the Company believes that the receipt of gross proceeds of approximately $9.5 million from Altium either upon the exercise of Series C Warrant or from Altium’s funding, subject to the terms to be negotiated with Altium, is likely to meet Nasdaq continued listing requirement to maintain stockholders’ equity of at least $2.5 million.

Cautionary Note Regarding Forward Looking Statements

The Company cautions that statements in this Form 6-K that are not a description of historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words or phrases referencing future events or circumstances such as "expect," "intend," "plan," "anticipate," "in the process of", "believe," and "will," among others. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon the Company’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, including, but not limited to, the Company’s receipt of $9.5 million funding from Altium and the Company’s ability to regain compliance with Nasdaq listing standards. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" included in the Company’s Annual Report on Form 20-F filed with the SEC on April 14, 2022 and in other filings the Company has made and may make with the SEC in the future. One should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

The information in this Form 6-K shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer